

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



05004398

February 10, 2005

John W. Kapples
Vice President and Secretary
Raytheon Company
870 Winter Street
Waltham, MA 02451-1449

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/10/2005

Re: Raytheon Company
Incoming letter dated December 23, 2004

Dear Mr. Kapples:

This is in response to your letter dated December 23, 2004 concerning the shareholder proposal submitted to Raytheon by Morton L. Brond and Edwin L. Greenberg. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.


RECD S.E.C.
FEB 1 1 2005
1086

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Morton L. Brond
31 Marked Tree Rd.
Sudbury, MA 01776

Edwin L. Greenberg
123 Lakeshore Drive, Unit 1243
North Palm Beach, FL 33408

82267

Raytheon

Organization	**EXECUTIVE OFFICES**	Classification	**NONE**
Date	**December 23, 2004**	File	**NA**
To	**Staff of Division of Corporation Finance**	Copies	
From	**Jane Freedman**	Subject	**No-Action Letters**

I enclose one copy of each of four requests for no-action that were submitted electronically via e-mail on December 23, 2004 with respect to four shareholder proposals submitted for inclusion in the Company's 2005 proxy materials. Please contact me with any questions.



John W. Kapples
Vice President and Secretary
781.522.3038
781.522.3332 fax
john_w_kapples@raytheon.com

Raytheon Company
870 Winter Street
Waltham, Massachusetts
02451-1449 USA

December 23, 2004

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Raytheon Company – File No. 1-13699
Statement of Reasons for Omission of Shareholder
Proposal Pursuant to Rule 14a-8(i)(8), Rule 14a-8(i)(4),
and Rules 14a-8(i)(1) and (2)

Ladies and Gentlemen:

Raytheon Company, a Delaware corporation ("Raytheon"), has received a shareholder proposal (the "Proposal"), attached to this letter as Exhibit A, from shareholders Morton L. Brond and Edwin L. Greenberg (the "Proponents"), that the Proponents wish to have included in Raytheon's proxy materials for its 2005 annual meeting of shareholders (the "2005 Proxy Materials").

The Proposal states as follows:

"This shareholder proposal is submitted by Morton L. Brond, 31 Marked Tree Rd. Sudbury, MA 01776, owner of 200 shares of Raytheon Company; and Edwin L. Greenberg, 123 Lakeshore Drive, unit 1243, North Palm Beach, FL 33408, owner of 1000 shares of Raytheon Company.

"Resolved: that a candidate for Director on the Company's Board of Directors be selected from the ranks of the Raytheon retirees.

"Discussion: the substantial number of shares held by 50,000 Raytheon retirees suggests that representation on the Board would be appropriate. A retiree would bring a unique perspective along with increased balance to the Board's deliberations.

"By adopting this resolution, the shareholders will provide independence from Company management and simultaneously add to the diversity of the Board."

Raytheon intends to omit the Proposal and its supporting text for the following reasons:

- The Proposal is excludable under Rule 14a-8(i)(4) because it is related to a personal grievance and personal benefit.
- The Proposal is excludable under Rule 14a-8(i)(8) because it is related to an election for membership on Raytheon's Board of Directors.
- The Proposal, if implemented, would cause Raytheon to violate Delaware law (Rule 14a-8(i)(2)).
- The Proposal is excludable because it is not a proper subject for action by shareholders under the laws of Delaware (Rule 14a-8(i)(1)).
- The Proposal is excludable because it has already been substantially implemented by Raytheon (Rule 14a-8(i)(10)).

Accordingly, we submit this statement of reasons for exclusion of the Proposal from the 2005 Proxy Materials pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, and hereby request that the Staff of the Division of Corporate Finance (the "Staff") confirm that it will not recommend enforcement action against Raytheon should it omit the Proposal from the 2005 Proxy Materials. Pursuant to guidance set forth on the Commission's web site at www.sec.gov/contact/mailboxes.htm, we are submitting this letter electronically via e-mail with a confirmatory hard copy to be filed concurrently with the Staff. In addition, pursuant to Rule 14a-8(j)(1), Raytheon is notifying the Proponents of its intention to omit the Proposal from the 2005 Proxy and we have provided a copy of this submission to the Proponents.

1. The Proposal is Directly Related to the Proponents' Personal Grievances and Interests and Therefore Should Be Excluded.

Rule 14a-8(i)(4) permits the exclusion of any proposal that "relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you [the proponent], or to further a personal interest, which is not shared by the other shareholders at large." The purpose of this subsection, according to the Commission, is to "insure that the security holder proposal process would not be abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally." Exchange Act Release No. 34-20091 (August 16, 1983).

The Rule is designed to prevent shareholders from unfairly and counter-productively taking over the shareholder proposal process and using it as a forum for addressing their own personal concerns. While the Proposal is general in nature, it reflects personal grievances that the Proponents have with Raytheon.

The Proponents are retired employees of Raytheon and are members of the Raytheon Retirees' Association (the "Association"), comprised of approximately 3,000 members who previously worked at Raytheon. The Association and its members are active with respect to the submission of shareholder proposals to Raytheon. For example, in the last three proxy seasons (2002 - 2004), Raytheon received eight shareholder proposals from retirees concerning Raytheon's pension plans.

In the 2004 proxy season, various members of the Association submitted three shareholder proposals. One proposal was withdrawn by its proponent prior to publication of the 2004 proxy statement. Two proposals were excluded by Raytheon with concurrence from the Staff. *Raytheon Co.* (January 30, 2004); *Raytheon Co.* (January 29, 2004). One proposal that was excluded requested an increase in pension benefits for a subset of Raytheon retirees who had worked at one of Raytheon's former subsidiaries, and the other proposal requested that Raytheon report retiree medical expenses in its financial statements.

In the 2003 proxy season, retirees (and members of the Association) submitted four shareholder proposals. The subject matter of all four proposals concerned pension benefits. One proposal requested that Raytheon report pension income or loss as a line item in its financial statements; a second, that it change the measurement date for pension reports; a third, that it annually fund pension liabilities; and the fourth, that it appoint a retiree as a trustee of the pension plan. All of these proposals failed to receive majority support at Raytheon's 2003 annual meting. Notwithstanding that fact that these proposals did not pass, Raytheon engaged the proponents in discussions with a view to addressing their concerns with respect to Raytheon's pension plans. Specifically, Raytheon changed the measurement date for the pension plans as requested by the proponents. To try to address the retirees' concerns, as evidenced in their proposals regarding Raytheon's pension plans, reporting and performance, Raytheon has instituted periodic meetings with retiree representatives to discuss pension matters.

In 2002, one proposal (which did not receive majority support) was submitted by a retiree, which requested Raytheon not to consider pension income in determining executive compensation.

The recent history of retirees' proposals suggest that the Proponents' main (and perhaps only) concern is to obtain information regarding retiree pension benefits with a view to increasing those benefits. While Raytheon has been responsive to the retirees in providing written information as well as in-person meetings, it is evident that the Proponents, as retirees, are dissatisfied with the actions of the current Raytheon Board and management with respect to the level of pension benefits. This dissatisfaction is evidenced this year through the Proponents' questioning of the balance, diversity and independence of Raytheon's current directors within their Proposal.

The Commission has stated repeatedly that even those proposals that are presented in broad terms, so as to appear to be of general shareholder interest, may still be excluded under Rule 14a-8(i)(4) when they originate from a shareholder's personal grievance. In Securities Exchange Act Release No. 34-19135 (October 14, 1982), the Commission recognized that, although such proposals may seem to be of general interest, the delay and other related costs of airing and attending to these types of grievances are in themselves a disservice both to the other shareholders and to the issuer of the shares. *Id.* at 43.

This Proposal, while not directly referring to the Proponents' perceived grievances, seems clearly to originate from them. It is clear from the litany of shareholder proposals submitted by Raytheon retirees within just the past three proxy seasons that the retirees are using the proxy process as an avenue to air their personal grievances with the goal of achieving a personal benefit from Raytheon in the form of an increase in pension benefits. The Staff has consistently permitted exclusion of shareholder proposals from former employees attempting to use the proposal process as a forum to air their personal grievances. See *Int'l Business Machines Corp.* (December 18, 2002) (proposal that employee discrimination complaints be reviewed regardless of employee status was excludable as a personal grievance); *Phillips Petroleum Co.* (March 12, 2001) (proposal requiring semi-annual shareholder reports was excludable as a personal grievance); and *Int'l Business Machines Corporation* (December 29, 1994) (disgruntled former employee addressing board of directors and other governance issues).

In each of the letters referenced above, the proponent was a former employee who, apparently frustrated in other avenues of redress, was attempting to convert the shareholder proposal process to his own ends. Here too, the Proponents are improperly trying to usurp the process to force the attention of all shareholders to their own personal grievances. Moreover, the Proposal seems specifically intended to advance the Proponents' personal interests as retirees by compelling the inclusion of a retiree on the Board. The Proponents presumably would expect the retiree Board member to look out for the interests of fellow retirees, providing them with a "personal benefit." As mentioned above, notwithstanding management's view that the retiree proponents have been abusing the proxy process to advance their own agenda, Raytheon has been, and continues to be, responsive to retirees' requests for information regarding Raytheon's pension plans, as well as making themselves available on a periodic basis for meetings with the retirees to address any remaining concerns regarding the operation of the pension plans.

Accordingly, since the Proposal relates to a matter that is the subject of the Proponents' personal grievances against Raytheon, seeks to confer personal benefits on the Proponents and could adversely affect the majority of other shareholders, the Proposal should be excluded pursuant to Rule 14a-8(i)(4).

2. The Proposal Relates to an Election for Membership on Raytheon's Board of Directors, and Should Therefore Be Excluded.

The Proposal Relates to the Election of a Director to Represent the Viewpoint of a Special Group.

Rule 14a-8(i)(8) allows for the exclusion of proposals that relate to "an election for membership on the company's board of directors or analogous governing body." This Proposal calls for the nomination of individuals from a specific group, retirees of Raytheon. In connection with a very similar proposal, the Staff has taken the position that the "requirement that employees from certain specified employee groups be included in management's slate of nominees relates to the election of specific individuals to the Board of Directors and is thus excludable under Rule 14a-8(i)(8)" (then denominated as Rule 14a-8(c)(8)) *Braniff Int'l Corp.* (February 5, 1982).

Many proposals have been excluded based on the Staff's position that proposals requiring the nomination of people from a certain group are excludable from proxy materials. In *Pacific Gas and Electric Co.* (Dec. 12, 1989), the proposal in question required the nomination of at least one candidate "whose qualifications shall include five years or more work as an executive of a California-based environmental or conservation organization." The Staff, in permitting exclusion of the proposal, firmly stated its position that "because the proposal requires the nomination of a person chosen from a designated group, it involves the nomination of a specific individual rather than procedures for nomination or qualification generally." The proposal in *Pacific Gas and Electric* is analogous to this Proposal, which would require Raytheon to nominate a person from a designated group, Raytheon retirees. See also, *Tylan Corp.* (September 25, 1987) (Staff agreed that proposals to reduce the number of directors and nominate a new slate of directors to represent the interests of a certain group could be properly omitted as relating to an election to office); *Braniff Int'l Corp.*, supra, (allowed exclusion of a proposal that called for amendment of the By-laws to provide that the Board of Directors shall include in its slate of nominees for election at least four active employees).

The Staff has emphasized that Rule 14a-8 is not the proper means for conducting or facilitating election campaigns and, accordingly, has repeatedly taken a no-action position towards proposals relating to the election of a director to represent the viewpoint of a special group. See *AT&T* (January 11, 1991)(proposal requesting the nomination for election of two union Presidents, or two national union officials as designated by the unions, to the company's Board of Directors was omitted under Rule 14a-8(i)(8) as relating to an election to office). In *Delhaize America, Inc.* (March 9, 2000), the Staff permitted exclusion of a proposal, citing Rule 14a-8(i)(8) as grounds for the exclusion, that would have increased the size of the company's board, with two of the new positions to be chosen by the board from the company's work force and one from a newly created work group.

It has also been recognized that proposals such as this Proposal are excludable because they have the potential to disrupt valid election processes. The Staff has consistently supported the position that proposals that do not relate to establishing general procedures for nomination or qualification run the risk of establishing a procedure resulting in contested elections of directors, and are therefore excludable. See *Toys "R" Us, Inc.* (April 3, 2000) (Staff allowed exclusion of a proposal for including a non-management candidate for election to the board of directors in Toys "R" Us' proxy statement); See also, *Storage Technology Corp.* (March 11, 1998) (exclusion of a proposal to "amend the Company's governing instruments to require that the proxy statement include a list of shareholder nominees for the board, each selected by at least three shareholders holding a certain number of the Company's shares"). See also, *The Black & Decker Co.* (January 18, 2000), *Newmont Mining Corp.* (January 18, 2000), *Ford Motor Co.* (January 24, 2000)(in all cases, Staff allowed exclusion of a proposal that would give shareholders access to the company's proxy materials in order to advance certain candidates on the grounds that it would establish a procedure that may result in contested elections).

Moreover, since the Proposal is vague on exactly how and when the "retiree candidate" for director would be selected, implementing this Proposal would raise issues of practicability as to Raytheon's ability to comply on a timely basis with the Commission's proxy rules, including its detailed disclosure requirements regarding the background and qualifications of nominees.

This Proposal challenges Raytheon's Board composition and capacity, and, as reflected in Rule 14a-8(i)(8) and the precedents cited above, it is not a proper subject for a shareholder proposal.

3. The Proposal is Excludable Because, If Implemented, It Would Cause Raytheon to Violate Delaware Law.

Rule 14a-8(i)(2) allows a company to exclude a shareholder proposal that would, if implemented, cause the company to violate any state, federal or foreign law to which it is subject.

While it is not clear exactly what the Proposal would entail if adopted, resolving ambiguities most favorably to the Proponents, we assume that they would require some procedure whereby the Company's proxy statement for its annual meeting of shareholders would include a nominee specifically "selected from the ranks of the Raytheon retirees."[1] This, however, would be inconsistent with the established procedures for determining those nominees, as well as criteria those nominees must satisfy, which are set forth in Raytheon's By-Laws, its Governance Principles and the charter of the Governance and Nominating Committee of its Board of Directors (all publicly available on Raytheon's web site). Information regarding procedures for the nomination of director candidates by shareholders is summarized in Raytheon's proxy statement dated March 26, 2004.

The result and effect of these procedures is that Raytheon's Board of Directors, through its Governance and Nominating Committee, in the exercise of the directors' fiduciary duties

---

[1] The Proposal does not specify a process for selecting this candidate, such as who would select the candidate and how that person would be evaluated to determine if he or she satisfies Raytheon's requirements as to qualifications, skill sets and other criteria for directors as well as SEC proxy rules requiring disclosure of specific background information including but not limited to criminal convictions.

pursuant to Section 141(a) of the Delaware General Corporation Law, determines which nominees will be included in Raytheon's annual proxy statement. In the course of engaging in that process, the Governance and Nominating Committee would consider, in light of its criteria and qualifications for director candidates, any nominee put forth in accordance with Raytheon's nomination procedures. To do otherwise, as mandated by the Proposal, would put the directors in the position of having to favor one nominee or interest group- the retirees -over the interests of the shareholders as a whole. The Proposal, by mandating the inclusion of a retiree, would impinge impermissibly on the exercise by Raytheon's directors of their fiduciary duties. See *Chapin v. Benwood Foundation, Inc.*, 402 A.2d 1205 (Del. Ch. 1979), see also *Abercrombie v. Davies*, 123 A.2d 893, 898 (Del. Ch. 1956) rev'd on other grounds, 130 A.2d 338 (Del. 1957); *Quickturn Design Systems, Inc. v. Mentor Graphics Corporation*, 721 A.2d 1281, 1291 (Del. 1998).

It is clear under Delaware law that provisions that would fetter the discretion of directors in the exercise of their statutory and fiduciary duties are invalid, unless set forth in the certificate of incorporation in accordance with Section 141(a) of the DGCL. For example, in *Chapin v. Benwood Foundation, Inc.*, 402 A.2d 1205, 1211 (Del. Ch. 1979), the Delaware Chancery Court held that directors could not commit themselves, through an agreement among them all, to fill a particular board vacancy with a certain named person for a period of years. The court found that this restraint on discretion constituted an impermissible delegation of the director's duties because it had "the effect of removing from directors in a very substantial way their duty to use their own best judgment on management matters." *Abercrombie v. Davies*, 123 A.2d 893, 898 (Del. Ch. 1956). The Delaware Supreme Court has confirmed that provisions that limit a director's discretion in the discharge of his/her duty to the company are invalid in *Quickturn Design Systems v. Shapiro*, 721 A.2d 1281, 1292 (Del. 1998).

The situation that Raytheon's directors may face if the Proposal is not excluded is analogous to that of the directors in *Chapin.* The Proposal, by mandating the inclusion of a retiree, would impinge impermissibly on the exercise by Raytheon's directors of their fiduciary duties.

A fundamental doctrine of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation. Section 141(a) requires that any limitation on the board's authority be set out in the certificate of incorporation. This Proposal attempts to circumvent the certificate of incorporation, and requires Raytheon's directors to nominate a retiree, regardless of their fiduciary duty to Raytheon, in violation of Delaware law. It is therefore excludable under Rule 14a-8(i)(2).

4. The Proposal May Be Omitted Pursuant to Rule 14a-8(i)(1) Because It Is Not a Proper Matter for Shareholder Action under Delaware Law.

Rule 14a-8(i)(1) allows for exclusion of proposals that are "not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." In a note to this Rule, the Commission states that "depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders." This Proposal fits squarely within the note to the Rule. The Proposal is not cast as a request or recommendation but rather a mandate upon the Board. The Staff has consistently held that a shareholder proposal mandating or directing a company's board of directors to take certain action within the province of the board is inconsistent with the discretionary authority granted to a board of directors under state law and violates Rule 14a-8(i)(1). See *Alaska Air Group, Inc.* (March 26, 2000)(finding that a recommendation mandating the reinstatement of a simple majority vote on all issues submitted to a shareholder vote is not a proper subject for action under Delaware law).

The analysis and authorities discussed and cited in Section 3 of this letter, above, establishing that shareholders cannot require any action that impinges upon the exercise by the directors of a Delaware corporation of their fiduciary duties, are relevant in this connection also. This Proposal would do exactly that, and is thus properly excludable pursuant to Rule 14a-8(i)(1).

5. Raytheon Has Already Substantially Implemented the Proposal and Therefore It Should Be Excluded.

Rule 14a-8(i)(10) allows for the exclusion of proposals "if the company has already substantially implemented the proposal." In order to make the determination that a procedure or policy has been substantially implemented, the Commission does *not* require that a company implement every aspect of the proposal in question. See *SEC Release No. 34-20091* (August 16, 1983). Rather, a company need only have appropriately addressed the concerns underlying such a proposal. See, for example, *Masco Corp.* (March 29, 1999). See also, *Texaco, Inc.* (March 11, 1991).

This Proposal calls for a candidate for director to be selected from among the "Raytheon retirees." The Proponents' Supporting Statement notes that a retiree would bring a unique perspective, an increased balance to the Board's deliberations, independence from Company management and diversity.

The Proposal is vague and open to interpretation: it is not clear precisely what is meant by a "Raytheon retiree." However, a reasonable interpretation of what is meant by use of the phrase "Raytheon retiree" is someone who used to work at Raytheon but who is not currently employed by Raytheon. In that regard, we note that Michael C. Ruettgers, a director of Raytheon since 2000, was employed by Raytheon in various capacities for approximately 13 years, from 1968 – 1981. Mr. Ruettgers left Raytheon in 1981 to work for EMC Corporation. His career at EMC Corporation culminated in his service as Chief Executive Officer and Chairman of the Board of Directors of EMC.

Mr. Ruettgers was not nominated as a director candidate in 2000, nor re-nominated as a continuing director candidate in 2004, solely because he was formerly employed by Raytheon. Rather, the Governance and Nominating Committee and the Raytheon Board, in the exercise of their fiduciary duties and in accordance with the established procedures for determining nominees for director, as well as criteria those nominees must satisfy, considered Mr. Ruettgers' background, experience and qualifications, including his relevant industry experience, and determined that he was an appropriate candidate for director.

By virtue of the fact that Mr. Ruettgers is currently a director, and also satisfies what Raytheon believes to be a reasonable interpretation and definition of "Raytheon retiree" as set forth in the Proposal, Raytheon has substantially implemented the Proposal and the Proposal therefore is excludable under Rule 14a-8(i)(10).

6. Conclusion

For the foregoing reasons, we believe that the Proposal may be omitted from Raytheon's 2005 Proxy Materials. Accordingly, we request the concurrence of the Staff that it will not recommend enforcement action against Raytheon, should it omit the Proposal from the 2005 Proxy Materials.

If you have any questions regarding this matter or require any additional information, please contact the undersigned at 781-522-3038 or Jane Freedman at 781-522-3036. If the Staff disagrees with any of the conclusions set forth above, please contact the undersigned prior to the issuance of a written response. Please be advised that Raytheon intends to mail its definitive Proxy Materials to shareholders around March 16, 2005, and that it will therefore be sending these materials to a financial printer not later than March 24, 2005.

Very truly yours,



John W. Kapples

cc: Morton L. Brond
Edwin L. Greenberg
Jay B. Stephens, Senior Vice President and General Counsel
Jane E. Freedman, Senior Counsel

Retiree as Director Candidate Proposal

This shareholder proposal is submitted by Morton L. Brond, 31 Marked Tree Rd., Sudbury, MA 01776, owner of 200* shares of Raytheon Company, and, Edwin L. Greenberg, 123 Lakeshore Drive, unit 1243, North Palm Beach, FL 33408, owner of 1000* shares of Raytheon Company.

Resolved: that a candidate for Director on the Company's Board of Directors be selected from the ranks of the Raytheon retirees.

Discussion: the substantial number of shares held by 50,000 Raytheon retirees suggests that representation on the Board would be appropriate. A retiree would bring a unique perspective along with increased balance to the Board's deliberations.

By adopting this resolution, the shareholder will provide independence from Company management and simultaneously add to the diversity of the Board.

*Raytheon shares held in brokerage account.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 10, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Raytheon Company
Incoming letter dated December 23, 2004

The proposal provides that a candidate for director on Raytheon's board be selected from the ranks of Raytheon's retirees.

There appears to be some basis for your view that Raytheon may exclude the proposal under rule 14a-8(i)(1), as an improper subject for shareholder action under applicable state law. It appears that this defect could be cured, however, if the proposal were recast as a recommendation or request to the board of directors. Accordingly, unless the proponents provide Raytheon with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Raytheon omits the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to concur in your view that Raytheon may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Raytheon may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Raytheon may exclude the proposal under rule 14a-8(i)(4). Accordingly, we do not believe that Raytheon may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(4).

We are unable to concur in your view that Raytheon may exclude the proposal under rule 14a-8(i)(8). Accordingly, we do not believe that Raytheon may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(8).

We are unable to concur in your view that Raytheon may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Raytheon may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,



Sukjoon Richard Lee
Attorney-Adviser